QuickLinks -- Click here to rapidly navigate through this document

For Immediate Release	News Release
TSX: PDL, PDL.WT AMEX: PAL, PAL.WS

North American Palladium Announces First Quarter 2008 Financial Results; Net Income $12.6 Million

This news release contains forward-looking statements. Reference should be made to the cautionary statement on forward-looking information at the end of this news release.

Highlights

  •
  Income from mining operations for the quarter ended March 31, 2008 of $24.9 million increased by $7.1 million or 40% compared to the same period last year.

  •
  Net income for the quarter ended March 31, 2008 was $12.6 million or $0.16 per share compared to net income of $5.5 million or $0.10 per share in the first quarter last year.

  •
  Revenue for the quarter ended March 31, 2008 of $70.8 million increased by $2.3 million or 3% compared the same period last year.

  •
  Palladium sales for the quarter were recorded at an average price of US$445 per ounce compared to US$352 per ounce in the same period last year.

  •
  Palladium accounted for 51% of the quarter's total revenue. By-product revenue from platinum and nickel continued to be important contributors at 19% and 15% of the quarter's total revenue respectively.

  •
  Cash cost per ounce of palladium produced(1), net of by-product metal revenues and royalties, was US$16 for the first quarter of 2008 compared to US$15 for the same period last year.

        TORONTO, May 12 — North American Palladium Ltd. announced today financial results for the first quarter 2008.

        The first quarter of 2008 generated income from mining operations of $24.9 million an improvement of $7.1 million or 40% compared to the first quarter of 2007. The improvement is due to increased revenue of $2.3 million, which includes positive mark-to-market commodity and foreign exchange pricing adjustments compared to the first quarter of 2007 of $6.0 million and $5.6 million respectively, and lower operating expenses of $4.7 million.

        Net income for the first quarter of 2008 was $12.6 million or $0.16 per share compared to a net income of $5.5 million or $0.10 per share for the corresponding period in 2007.

        Revenue of $70.8 million, after pricing adjustments, for the first quarter of 2008 increased by $2.3 million or 3% reflecting higher commodity prices and a weakening of the Canadian dollar versus the US dollar, offset partially by reduced sales volumes.

(1)
Non-GAAP measure. Reference should be made to footnote 1 at the end of this press release.

        Palladium sales in the first quarter of 2008 were recorded at an average price of US$445 per ounce versus an average price of US$352 in the same period in 2007, an increase of 26%. As previously reported, palladium production for the first quarter of 2008 of 61,091 ounces was down 22% compared to the first quarter of 2007. The decrease in production primarily reflects the mine plan which anticipated processing lower grade ore from the open pit during the first quarter. Operations have now moved into a higher grade area of the open pit, where they will remain for the balance of the year.

        For the quarter ended March 31, 2008, cash cost per ounce(1) of palladium, net of by-product metal revenues, of US$16 per ounce was slightly higher than the US$15 per ounce in the same period last year. While lower production volumes in the first quarter of 2008 increased cash costs per ounce, the increase was largely offset by higher by-product commodity prices.

        Operating cash flow for the first quarter of 2008 (before changes in non-cash working capital)(1) improved by $2.1 million to $25.1 million compared to the first quarter 2007.

Outlook

        In light of current favourable PGM market conditions, the Company is assessing the economic viability of a southern extension of the open pit at Lac des Iles mine which could prolong the open pit mine life by an additional two to three years. A positive preliminary economic assessment of the Offset High Grade Zone at Lac des Iles was released last week and the Company has immediately moved to the feasibility stage for this project. Production could commence in 2010 with an underground mine life of approximately eight years. Further expansion of the mineralized resource is possible with additional drilling that will be done in 2008 and 2009. Completion of a preliminary economic assessment of the Shebandowan West Project is anticipated in the second quarter of 2008 evaluating a ramp-accessed underground mine scenario. The feasibility study for the Arctic Platinum Project, located in Finland is progressing well and is on track for completion by the end of August 2008.

        Further information about the 2008 first quarter results are available in the Company's financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

Conference Call and Webcast

        The Company will host its first quarter 2008 financial results Conference Call and Webcast at 8:30 a.m. ET on Wednesday May 14, 2008. The toll-free conference call dial-in number is 1-888-789-0150 and the local and overseas dial-in number is 416-695-6622. The conference call will be simultaneously webcast and archived at www.napalladium.com in the Investor Centre under Conference Calls. The webcast will also be available at www.vcall.com/IC/CEPage.asp?ID=129032. A replay of the conference call will be available until May 28, 2008: toll-free at 1-800-408-3053; locally and overseas at 416-695-5800, access code #3260053.

(1)
Non-GAAP Measures.

This press release refers to cash cost per ounce and operating cash flow which are not recognized measures under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors and others who follow the Company's performance assess performance in this way. Management believes that these measures better reflect the Company's performance and are a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile these non-GAAP measures to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements

	Three months ended March 31
(thousands of dollars except per ounce amounts)	2008	2007
Production costs including overhead	$30,456	$33,252
Smelter treatment, refining and freight costs	5,410	5,262

	35,866	38,514
Less by-product metal revenue	(34,997)	(37,333)

	869	1,181

Divided by ounces of palladium	54,201	70,634
Cash cost per ounce (C$)	16	17
C$ exchange rate	1.027	1.153
Cash cost per ounce (US$)	$16	$15
(b)
Reconciliation of Cash Flow from Operations, Prior to Changes in Non-Cash Working Capital (Operating Cash Flow) to Financial Statements*

	Three months ended March 31
	2008	2007
Operating cash flow	$25,106	$23,037
Changes in non-cash working capital	(15,006)	(20,904)

Cash provided by operating activities	$10,100	$2,133

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

About North American Palladium

        North American Palladium is one of North America's largest producers of palladium. The Company's core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals. The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles mine, the Shebandowan West Project, located approximately 100 kilometers from the mine, and the Arctic Platinum Project in Finland. Please visit www.napalladium.com for more information.

For further information please contact:

Fraser Sinclair
Vice President, Finance and Chief Financial Officer
(416) 360-7971 Ext. 222
Email: fsinclair@napalladium.com
Linda Armstrong
Director, Investor Relations
(416) 360-7971 Ext. 226
Email: larmstrong@napalladium.com

Forward-Looking Statements

        Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words "expect", "believe", "will", "intend", "estimate" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These statements are based on certain factors and assumptions, including but not limited to, the assumption that market fundamentals will result in increased palladium demand and prices and sustained by-product metal demand and prices; the integrated operation of the Company's underground mine and the open pit mine remain viable operationally and economically; financing is available on reasonable terms; expectations for blended mill feed head grade and mill performance will proceed as expected; new mine plan scenarios will be viable operationally and economically; and plans for mill production, sustainable recoveries from the Lac des Iles mine, exploration at Lac des Iles and elsewhere will all proceed as expected. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to: metal price volatility; economic and political events affecting metal supply and demand; changes in the regulatory environment; fluctuations in ore grade or ore tonnes milled; geological, technical, mining or processing problems; future production; changes in the life-of-mine plan or the ultimate pit design; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of mineral reserves; adverse changes in our credit rating; and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.

North American Palladium Ltd.

Consolidated Balance Sheets

(expressed in thousands of Canadian dollars)

	March 31 2008	December 31 2007
	(unaudited)
Assets
Current Assets
Cash and cash equivalents	$81,975	$74,606
Concentrate awaiting settlement, net	97,179	79,087
Taxes recoverable	1,404	62
Inventories	13,995	17,873
Crushed and broken ore stockpiles	9,176	8,072
Other assets	2,495	2,563

	206,224	182,263
Mining interests, net	117,735	114,464
Mine restoration deposit	8,611	8,272
Crushed and broken ore stockpiles	385	375

	$332,955	$305,374

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$21,584	$20,757
Future mining tax liability	247	168
Current portion of obligations under capital leases	1,733	1,672
Current portion of convertible notes payable	20,297	25,710
Current portion of long-term debt	6,072	5,918

	49,933	54,225
Mine restoration obligation	8,966	8,878
Obligations under capital leases	1,462	1,824
Long-term debt	2,518	3,957
Future mining tax liability	2,787	539

	65,666	69,423
Shareholders' Equity
Common share capital and purchase warrants	463,084	443,986
Stock options	1,721	1,673
Equity component of convertible notes payable, net of issue costs	4,676	6,044
Contributed surplus	7,660	6,292
Deficit	(209,852)	(222,044)

Total shareholders' equity	267,289	235,951

	$332,955	$305,374

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com, www.sec.gov and on the Company's website.

North American Palladium Ltd.

Consolidated Statements of Operations, Comprehensive Income and Deficit

(expressed in thousands of Canadian dollars, except share and per share amounts)
(Unaudited)

	Three months ended March 31
	2008	2007
Revenue — before pricing adjustments	$51,052	$60,305
Pricing adjustments:
Commodities	15,178	9,141
Foreign exchange	4,558	(1,007)

Revenue — after pricing adjustments	70,788	68,439

Operating expenses
Production costs, excluding amortization and asset retirement costs	30,456	33,252
Smelter treatment, refining and freight costs	5,410	5,262
Amortization	9,162	11,908
Loss on disposal of equipment	695	—
Asset retirement costs	151	179

Total operating expenses	45,874	50,601

Income from mining operations	24,914	17,838

Other expenses
General and administration	357	1,696
Exploration	7,054	3,228
Interest and other financing costs	1,629	6,483
Foreign exchange loss (gain)	914	(626)

Total other expenses	9,954	10,781

Income before taxes	14,960	7,057
Income and mining tax expense	2,365	1,550

Net income and comprehensive income for the period	12,595	5,507
Deficit, beginning of period, as previously reported	(222,044)	(193,364)
Adoption of new accounting standards for inventory	(403)	—

Deficit, end of period	$(209,852)	$(187,857)

Net income per share
Basic	$0.16	$0.10

Diluted	$0.15	$0.10

Weighted average number of shares outstanding — basic	79,755,805	53,209,708

Weighted average number of shares outstanding — diluted	82,161,057	53,218,636

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com, www.sec.gov and on the Company's website.

North American Palladium Ltd.

Consolidated Statements of Cash Flows

(expressed in thousands of Canadian dollars)
(Unaudited)

	Three months ended March 31
	2008	2007
Cash provided by (used in)
Operations
Net income for the period	$12,595	$5,507
Operating items not involving cash
Accretion expense relating to convertible notes payable	1,831	4,262
Amortization	10,089	11,908
Amortization of deferred financing costs	104	222
Interest on convertible notes settled in shares	256	574
Accrued interest on mine restoration deposit	(73)	—
Unrealized foreign exchange loss (gain)	(3,160)	(69)
Asset retirement costs	151	179
Future income tax expense	2,365	45
Stock based compensation and employee benefits	253	409
Loss on disposal of equipment	695	—

	25,106	23,037
Changes in non-cash working capital	(15,006)	(20,904)

	10,100	2,133

Financing Activities
Advances (settlements) under purchase facility	—	4,415
Issuance of common shares and warrants, net of issue costs	10,504	5,703
Repayment of long-term debt	(1,518)	(7,480)
Repayment of obligations under capital leases	(422)	(543)
Mine restoration deposit	(266)	—

	8,298	2,095

Investing Activities
Additions to mining interests	(11,029)	(4,459)

Increase (decrease) in cash and cash equivalents	7,369	(231)
Cash and cash equivalents, beginning of period	74,606	3,153

Cash and cash equivalents, end of period	$81,975	$2,922

Cash and cash equivalents consisting of:
Cash	$11,768	$2,922
Short-term investments	70,207	—

	$81,975	$2,922

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2008. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com, www.sec.gov and on the Company's website.

North American Palladium Ltd.

Consolidated Statements of Shareholders' Equity

(expressed in thousands of Canadian dollars, except share amounts)
(Unaudited)

	Number of shares	Capital stock	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity
Balance, December 31, 2007	75,770,570	$430,793	$1,673	$13,193	$6,044	$6,292	$(222,044)	$235,951
Transitional adjustment on adoption of inventory standard	—	—	—	—	—	—	(403)	(403)
Common shares issued:
For principal repayments on convertible notes payable	1,942,283	8,133	—	—	(1,368)	1,368	—	8,133
For interest payments on convertible notes payable	65,385	256	—	—	—	—	—	256
Pursuant to unit offering, net of issue costs	2,800,000	9,604	—	—	—	—	—	9,604
Warrants Issued:
Pursuant to unit offering, net of issue costs	—	—	—	899	—	—	—	899
Warrants exercised	100	1	—	—	—	—	—	1
Stock-based compensation/RRSP expense	55,574	205	48	—	—	—	—	253
Net income and comprehensive income for the three months ended March 31, 2008	—	—	—	—	—	—	12,595	12,595

Balance, March 31, 2008	80,633,912	$448,992	$1,721	$14,092	$4,676	$7,660	$(209,852)	$267,289

QuickLinks

North American Palladium Announces First Quarter 2008 Financial Results; Net Income $12.6 Million
Highlights
North American Palladium Ltd. Consolidated Balance Sheets (expressed in thousands of Canadian dollars)
North American Palladium Ltd. Consolidated Statements of Operations, Comprehensive Income and Deficit (expressed in thousands of Canadian dollars, except share and per share amounts) (Unaudited)
North American Palladium Ltd. Consolidated Statements of Cash Flows (expressed in thousands of Canadian dollars) (Unaudited)
North American Palladium Ltd. Consolidated Statements of Shareholders' Equity (expressed in thousands of Canadian dollars, except share amounts) (Unaudited)